WSFS Bank Center 500 Delaware Avenue Wilmington, DE 19801

Via EDGAR

May 4, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn: Susan Block

Re:	WSFS Financial Corporation
Amendment No. 1 to Registration on Form S-4
Filed May 4, 2021
File No. 333-255329

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, WSFS Financial Corporation hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 4:00 p.m., Eastern Time, on May 6, 2021, or as soon as practicable thereafter.

Please contact Frank M. Conner III of Covington & Burling LLP at (202) 662-5986 with any questions you may have regarding this request. In addition, please notify Mr. Conner by telephone when this request for acceleration has been granted.

Respectfully,
WSFS Financial Corporation

By: /s/ Rodger Levenson
Name: Rodger Levenson
Title: President and Chief Executive Officer

cc:	Dominic Canuso, WSFS Financial Corporation
Francis J. Leto, Bryn Mawr Bank Corporation
Frank M. Conner III, Covington & Burling LLP
James Berresi, Squire Patton Boggs (US) LLP